Designated Filer:	Alexander Denner
Issuer & Ticker Symbol:	Apricus Biosciences, Inc. [APRI]
Date of Event Requiring Statement:	March 21, 2018

Explanation of Responses:

(1)
The reported transactions involved an amendment to certain terms of existing warrants, including the exercise price thereof, resulting in, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, a deemed cancellation of the existing warrants and a deemed issuance of replacement warrants.

(2)
Prior to the date hereof, Sarissa Capital Offshore Master Fund LP (the “Sarissa Fund”) or affiliates thereof acquired shares of common stock and warrants from Apricus Biosciences, Inc.  The price for the shares of common stock and warrants in the initial transaction was $1.82 adjusted for a prior stock split effected in the common stock, and the price paid for the shares of common stock and warrants in the second transaction was $.88.

(3)
Sarissa Capital Management LP ("Sarissa Capital") is the investment advisor to the Sarissa Fund. Alexander Denner, Ph.D. is the Chief Investment Officer of Sarissa Capital. By virtue of the foregoing, each of Sarissa Capital and Dr. Denner may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) the shares of Common Stock that the Sarissa Fund directly beneficially owns. Each of Sarissa Capital and Dr. Denner disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.